EXHIBIT 21.1

List of Subsidiaries

	Jurisdiction
Subsidiary	of Organization	Ownership
Beijing SINA Information Technology Co., Ltd.	People’s Republic of China	99.35%
Rich Sight Investment Limited	Hong Kong	100%
SINA.com Online	United States of America	100%
Beijing SINA Internet Technology Service Co., Ltd.	People’s Republic of China	100%
Shanghai SINA Online Information Technology Co., Ltd.	People’s Republic of China	100%
SINA.com (Hong Kong) Limited	Hong Kong	100%
Magic King Assets Ltd.	British Virgin Islands	100%
Memestar Limited	British Virgin Islands	100%
Shanghai SINA Information Technology Co. Ltd.	People’s Republic of China	100%
Shanghai SINA Technology Service Co. Ltd.	People’s Republic of China	100%
Star-Village.com (Beijing) Internet Technology Limited	People’s Republic of China	100%
Shanghai NC-SINA Information Technology Co. Ltd.	People’s Republic of China	51%
Beijing New Media Information Technology Co., Ltd.	People’s Republic of China	100%